Via Facsimile and U.S. Mail
Mail Stop 6010

March 19, 2009

Karl Brenkert III
Senior Vice President and
Chief Financial Officer
Kendle International Inc.
441 Vine Street, 1200 Carew Tower
Cincinnati, OH 45202

Re: Kendle International Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Filed March 17, 2008
     Definitive Proxy Statement on Schedule 14A
     Filed April 14, 2008
     File Number: 000-23019

Dear Mr. Brenkert:

        We have completed our review of your Form 10-K and related filings and have
no further comments at this time.

                                        Sincerely,

                                        Jeff Riedler
                                        Assistant Director